UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of September 2010
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
SIPCOT Industrial Complex
Madurai Bye Pass Road
T. V. Puram P.O,
Tuticorin — 628002, Tamil Nadu, India
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark is the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Sterlite Industries (India) Ltd
This report on Form 6-K shall be incorporated by reference in the automatic shelf registration statement on Form F-3 as amended by Post Effective Amendment No. 1 (File No. 333-160580) of Sterlite Industries (India) Limited (the “Company”).
Other Events
On September 29, 2010, the Company issued a press release to announce that the Honourable Madras High Court passed an order on September 28, 2010 ordering closure of the Company’s copper smelting plant at Tuticorin. The Company is awaiting full text of the order so as to decide on necessary recourse measures.
A copy of the press release dated September 29, 2010 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Exhibits

99.1	Press release of Sterlite Industries (India) Limited dated September 29, 2010.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: September 29, 2010
STERLITE INDUSTRIES (INDIA) LIMITED
	By:	/s/ Vinod Bhandawat
	Name:	Vinod Bhandawat
	Title:	Chief Financial Officer

Sterlite Industries (India) Ltd
EXHIBIT INDEX

99.1	Press release of Sterlite Industries (India) Limited dated September 29, 2010.